
Mail Stop 3720

July 3, 2007

Robert J. Skandalaris
Chairman and Chief Executive Officer
Oakmont Acquisition Corp.
33 Bloomfield Hills Parkway
Suite 240
Bloomfield Hills, Michigan 48304

> Re: Oakmont Acquisition Corp.
>   Revised Preliminary Proxy Statement on Schedule 14A
>   Filed June 29, 2007
>   File No. 0-51423

Dear Mr. Skandalaris:

We have reviewed your revised filing and have the following comments. Please amend the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Letter to Shareholders/Notice of Special Meeting

1.   Please reconcile the date and time provided for the Special Meeting with that contained in your Form 8-K filed on June 27, 2007.

Q & A's About the Proposals, page 1

2.   We reissue comment one from our letter of June 26, 2007. We note the disclosure added to the Q&A on page three of the number of shares purchased by Brooke and Oakmont insiders as a percentage of total outstanding. However, since it will be the vote of IPO shares that will be determinative, as requested previously, please revise your proxy statement to reflect the number of shares owned as a percentage of those

sold in your IPO. It would appear that the Brooke and Oakmont insiders have recently purchased approximately 16.9% of such shares.

3. We note your response to comment two from our letter of June 26, 2007 that Brooke, Oakmont, and their respective affiliates and representatives have discussed the vote required to approve the merger and related proposals. Provide disclosure in the proxy statement detailing the extent and nature of such discussions, including whether the parties discussed any Oakmont stockholder's expressed intention to vote against the transaction.

4. We also note your response to comment two and your changed disclosure on page 63 that Brooke Corp. made its decision to purchase shares in Oakmont "in connection with its ongoing review of reported trading prices and volumes with respect to Oakmont common stock." Please reconcile such statement with the assertion contained in Item 4 of Brooke Corp.'s own Schedule 13D filed on June 29, 2007 that Brooke Corp. purchased these shares "in order to increase the likelihood of consummation of the merger."

Oakmont's Board of Directors' Reasons for the Approval of the Merger, page 40

5. We note your revisions in response to comment three from our letter of June 26, 2007. Please continue to revise this section to clarify the basis for the Oakmont directors' "respective understanding of appropriate ratios indicating a fair value for a specialty lending company like Brooke Credit…." For example, do the directors have experience evaluating the ratios or fair values of other specialty lending companies? Alternatively, revise to clarify, if true, that the board's analysis was based on each director's understanding of financial ratios generally and not with respect to "ratios indicating a fair value for a specialty lending company like Brooke Credit."

Gain on Sale of Notes Receivable, page 86

6. We note your response to prior comment 7 and the proposed revised disclosures on pages FS-10 and FS-43. Please revise the disclosures as follows:

- Disclose the other components (including direct expenses and the net proceeds that include the servicing asset/liability) of the gain related to loans sold as participations on page 85. We note your disclosures of the servicing responsibilities and interest-only strip receivable on page 85. We also note the last sentence of the second paragraph on page 86.

- The fourth sentence of the second paragraph on page 86 to include the retained interest for the interest-only strip receivable.

- Disclose the components (including direct expenses) of the gain related to loans sold as securitizations on page 86. We note your disclosure in the last sentence of the second paragraph on page 86.

- Expand the disclosure on pages FS-10 and FS-43 to disclose that direct expenses are a component of the gain. Also, disclose the components (including direct expenses and the net proceeds that include the servicing asset/liability) of the gain related to loans sold as participations.

- Refer to the third paragraph on page FS-44. Expand to disclose, if true, that loans sold to Brooke Warehouse Funding, LLC are purchased by Brooke Acceptance Company 2007-1 at the same time these loans are sold to Brooke Warehouse Funding, LLC.

- Your response states that "adjustments to the gain on sale amount resulting from the net present value calculation of the over-collateralization (as is the case in loan sales to qualified special purpose entities that have issued debt rather than asset-backed securities)." Please tell us in more detail how the present value calculation of the over-collateralization differs between loan sales to qualified special purpose entity that issued debt rather than asset-backed securities. Also, we understand that the direct costs related to the March 2007 loan sales to a qualified special purpose entity and all future securitization transactions will be accounted for a reduction of the gain on the sale. Please revise the financial statements to reclassify the direct costs related to the loan sales that were previously recognized as operating expenses to the current classification.

*****

Please respond to these comments by filing a revised preliminary proxy statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

You may contact Kathryn Jacobson at (202) 551-3365 or Dean Suehiro at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko at (202) 551-3399 or me, at (202) 551-3810, with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Thomas E. Hartman, Esq.
        Foley & Lardner
        Via Facsimile: (313) 234-2800